Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Trading of Own Shares for Treasury

Month: August 2017

1.	We inform the capital market agents that, during August 2017 (a), Itaú Unibanco did not trade in its own shares for treasury stock.

2.	As a reminder, in 2017, until August, we acquired 37,982,900 preferred shares (b), and the average acquisition price was R$ 36.19 per share.

3.	Historical information is available on the organization's Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, September 4, 2017.

MARCELO KOPEL

Investor Relations Officer

(a)	According to the Material Fact published on 05/25/2017, these acquisitions relate to the buyback program approved by the Board of Directors that renewed the limit for purchases of up to 10.0 million common shares and 50.0 million preferred of own shares for the period from 05/26/2017 e 11/26/2018.

(b)	The repurchase amounts do not include settlement, brokerage and trading fees.